UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            NSTOR TECHNOLOGIES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.05 par value per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   67018N 10 8
                       -----------------------------------
                                 (CUSIP Number)

                                Michael K. McCraw
                         Pacific Technology Group, Inc.
                        2740 N. Dallas Parkway, Suite 200
                               Plano, Texas 75093
                                 (972) 543-1500
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 8, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D
CUSIP No. 67018N 10 8

1.       NAME OF REPORTING PERSON   Pacific Technology Group, Inc.
                                    --------------------------------------------
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 75-2490943
                                                    ----------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [     ]
                                                                  (b)    [     ]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS   OO
                           -----------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED  PURSUANT  TO
         ITEMS 2(d) or 2(e)                                                [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Nevada

         NUMBER OF          7.      SOLE VOTING POWER                 27,027,027
         SHARES
         BENEFICIALLY       8.      SHARED VOTING POWER                    _____
         OWNED BY
         EACH               9.      SOLE DISPOSITIVE POWER            27,027,027
         REPORTING
         PERSON WITH        10.     SHARED DISPOSITIVE POWER               _____

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                       27,027,027

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                   [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.0%
                                                                ----------------
14.      TYPE OF REPORTING PERSON     CO
                                      ------------------------------------------

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D
CUSIP No. 67018N 10 8

1.       NAME OF REPORTING PERSON   Pacific Technology Services, Inc.
                                    --------------------------------------------
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No.  75-2537986
                                                    ----------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [     ]
                                                                  (b)    [     ]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS   OO
                           -----------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Nevada

         NUMBER OF           7.      SOLE VOTING POWER                     _____
         SHARES
         BENEFICIALLY        8.      SHARED VOTING POWER                   _____
         OWNED BY
         EACH                9.      SOLE DISPOSITIVE POWER                _____
         REPORTING
         PERSON WITH         10.     SHARED DISPOSITIVE POWER              _____

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                      30,000,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                 [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              17.4%**
                                                                   -------------
14.      TYPE OF REPORTING PERSON     CO
                                      ------------------------------------------
* As of March 1, 2002, the Issuer granted to the Reporting Person identified above (defined in this Statement as "PTS") the right and option to purchase up to 30,000,000 newly-issued shares of Common Stock for a purchase price of $.40 per share. (See Item 5(b)(ii) for additional information).
** This percentage is calculated based on the assumption that PTS exercises its option in respect of 30,000,000 shares of Common Stock and that the Issuer issues such shares to the Reporting Person identified above.

                                                               Page 4 of 8 Pages


                                  SCHEDULE 13D
CUSIP No. 67018N 10 8

1.       NAME OF REPORTING PERSON   Pacific USA Holdings Corp.
                                    --------------------------------------------
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 75-2255876
                                                    ----------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [     ]
                                                                  (b)    [     ]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS   N/A
                           -----------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED  PURSUANT  TO
         ITEMS 2(d) or 2(e)                                                [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Texas
                                                --------------------------------
         NUMBER OF         7.      SOLE VOTING POWER                       _____
         SHARES
         BENEFICIALLY      8.      SHARED VOTING POWER                     _____
         OWNED BY
         EACH              9.      SOLE DISPOSITIVE POWER                  _____
         REPORTING
         PERSON WITH       10.     SHARED DISPOSITIVE POWER                _____

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     27,027,027*
                                                                    ------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.0%
                                                                   -------------
14.      TYPE OF REPORTING PERSON     CO
                                      ------------------------------------------
* The Reporting Person identified above is the parent corporation of Pacific Technology Group, Inc. and Pacific Technology Services, Inc., and, as such, may be deemed to be the beneficial owner of the shares of capital stock referenced in this Statement.

                                                               Page 5 of 8 Pages


                                  SCHEDULE 13D
CUSIP No. 67018N 10 8

1.       NAME OF REPORTING PERSON   Pacific Electric Wire & Cable Co., Ltd.
                                    ---------------------------------------
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. N/A - Foreign Person
                                                    ----------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [     ]
                                                                  (b)    [     ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS   N/A
                           -----------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED  PURSUANT  TO
         ITEMS 2(d) or 2(e)                                                [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Taiwan, Republic of China
                                                --------------------------------
         NUMBER OF          7.      SOLE VOTING POWER                      _____
         SHARES
         BENEFICIALLY       8.      SHARED VOTING POWER                    _____
         OWNED BY
         EACH               9.      SOLE DISPOSITIVE POWER                 _____
         REPORTING
         PERSON WITH        10.     SHARED DISPOSITIVE POWER               _____

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                      27,027,027*
                                                                     -----------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        CERTAIN
SHARES                                          [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                19.0%
                                                                   -------------
14.      TYPE OF REPORTING PERSON     CO
                                      ------------------------------------------
* The Reporting Person identified above is the parent corporation of Pacific USA Holdings Corp., which is the parent corporation of Pacific Technology Group, Inc. and Pacific Technology Services, Inc., and, as such, may be deemed to be the beneficial owner of the shares of capital stock referenced in this Statement.

                                                               Page 6 of 8 Pages


                This Amendment No. 1 amends and  supplements the    statement on
Schedule 13D filed on June 17, 2002 by (i) Pacific Technology Group, Inc., a Nevada corporation ("Pacific Technology"), (ii) Pacific Technology Services, Inc., a Nevada corporation ("PTS"), (iii) Pacific Technology's and PTS's parent, Pacific USA Holdings Corp., a Texas corporation ("PUSA"), and (iv) PUSA's parent corporation, Pacific Electric Wire & Cable Co., Ltd., a Taiwanese corporation ("PEWC" and, collectively with Pacific Technology, PTS, and PUSA, the "Reporting Persons") (the "Schedule 13D"). All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.


Item 4.  Purpose of Transaction.

                  The first paragraph of Item 4 is hereby deleted and replaced in its entirety with the following:

                  On June 7, 2002, Pacific Technology acquired 22,500,000 shares of the Issuer's common stock, par value $.05 per share (the "Common Stock"), and 1,000 shares of the Issuer's Series L Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), in exchange for all of the outstanding capital stock of Stonehouse Technologies, Inc., a Texas corporation and wholly-owned subsidiary of Pacific Technology ("Stonehouse"). On October 8, 2002, the Issuer held its annual meeting of shareholders. At such meeting, the shareholders of the Issuer voted upon and approved certain matters, including those discussed more fully in paragraph 3 of Item 4 of the Schedule 13D. As a result, the 1,000 shares of Preferred Stock beneficially owned by Pacific Technology were automatically converted into 4,527,027 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

                  Paragraph (a) (including subsections (i) and (ii)) of Item 5 is hereby deleted and replaced in its entirety to read as follows:

                  (a) Pacific Technology directly owns 27,027,027 shares of Common Stock, constituting approximately 19.0% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 137,549,920 shares of Common Stock of the Issuer outstanding as of July 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, together with the 4,527,027 shares of Common Stock acquired by Pacific Technology in connection with the automatic conversion of the Preferred Stock).

                  Paragraph (b)(ii) of Item 5 is hereby deleted and replaced in its entirety to read as follows:

                           (ii)     In addition, PUSA and PEWC disclose that  as
of March 1, 2002, the Issuer and PTS entered into that certain Option One Agreement (the "Option Agreement")

                                                               Page 7 of 8 Pages


(which Option Agreement is referred to in Item 7 of the Schedule 13D and incorporated herein by reference), pursuant to which the Issuer granted to PTS the right and option (the "PTS Option") to purchase up to 30,000,000 newly-issued shares of Common Stock for a purchase price of $.40 per share. The term of the PTS Option commenced on March 1, 2002 and will end at midnight on November 30, 2002, unless sooner terminated. As of the filing date of this Amendment No. 1, PTS had not exercised the PTS Option in respect of any shares of Common Stock covered by the Option Agreement. If PTS exercised the PTS Option in respect of all shares covered by the Option Agreement, PTS would directly own 30,000,000 shares of Common Stock, constituting approximately 17.4% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 137,549,920 shares of Common Stock of the Issuer outstanding as of July 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, together with the 4,527,027 shares of Common Stock acquired by Pacific Technology in connection with the automatic conversion of the Preferred Stock, together with the 30,000,000 shares of Common Stock that would be issued pursuant to the PTS Option).

                                                               Page 8 of 8 Pages





Signature.

                  After reasonable inquiry and to the best of their knowledge and belief, the signatories below certify that the information set forth in this Statement is true, complete, and correct.

                                      PACIFIC TECHNOLOGY GROUP, INC.


                                      By:  /s/ MICHAEL K. MCCRAW
                                           -------------------------------------
                                           Michael K. McCraw
                                           President and Treasurer


                                      PACIFIC TECHNOLOGY SERVICES, INC.


                                      By:  /s/ MICHAEL K. MCCRAW
                                           -------------------------------------
                                           Michael K. McCraw
                                           Treasurer


                                      PACIFIC USA HOLDINGS CORP.


                                      By:  /s/ MICHAEL K. MCCRAW
                                           -------------------------------------
                                           Michael K. McCraw
                                           President


                                      PACIFIC ELECTRIC WIRE & CABLE CO., LTD.


                                      By:  /s/ TOM C. Y. TUNG
                                           -------------------------------------
                                           Tom C. Y. Tung
                                           President
Dated:  October 11, 2002

                                    EXHIBIT 1

                            AGREEMENT OF JOINT FILING


                  Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned entities hereby agree to file with the Securities and Exchange Commission the Statement of Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

                  This Agreement of Joint Filing may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

                  IN  WITNESS  WHEREOF,   the  undersigned  have  executed  this
Agreement of Joint Filing as of October 11, 2002.

                                       PACIFIC TECHNOLOGY GROUP, INC.

                                       By:  /s/ MICHAEL K. MCCRAW
                                            ------------------------------------
                                            Michael K. McCraw
                                            President and Treasurer

                                       PACIFIC TECHNOLOGY SERVICES, INC.

                                       By:  /s/ MICHAEL K. MCCRAW
                                            ------------------------------------
                                            Michael K. McCraw
                                            Treasurer

                                       PACIFIC USA HOLDINGS CORP.

                                       By:  /s/ MICHAEL K. MCCRAW
                                            ------------------------------------
                                            Michael K. McCraw
                                            President

                                       PACIFIC ELECTRIC WIRE & CABLE CO., LTD.

                                       By:  /s/ TOM C. Y. TUNG
                                            ------------------------------------
                                            Tom C. Y. Tung
                                            President